Exhibit (a)(1)

PERRIGO BOARD UNANIMOUSLY REJECTS

MYLAN’S UNSOLICITED EXCHANGE OFFER AS INADEQUATE

Perrigo Positioned to Create Superior Value Through Continued Execution of ‘Base Plus Plus Plus’ Strategy

Files Response Detailing Board’s Recommendation to Shareholders NOT to Tender Shares

Company to Host Conference Call and Live Webcast

DUBLIN – September 17, 2015 – Perrigo Company plc (“Perrigo”) (NYSE: PRGO; TASE) today announced that its Board of Directors has reviewed Mylan’s unsolicited tender offer to acquire all of the outstanding shares of Perrigo and, in consultation with its financial and legal advisors, unanimously determined that the offer substantially undervalues the Company and does not adequately compensate shareholders for Perrigo’s exceptional growth prospects. The Offer also would expose Perrigo shareholders to significant financial risks and Mylan’s troubling corporate governance values. Accordingly, the Board recommends that shareholders NOT tender any of their shares to Mylan.

Today the Company filed a Schedule 14D-9 with the Securities and Exchange Commission (“SEC”) and the TASE detailing the reasons for its rejection, which included a letter to shareholders from Perrigo’s Chairman, President and CEO, Joseph C. Papa. Following is the full text of the letter:

LETTER FROM YOUR PRESIDENT, CHIEF EXECUTIVE OFFICER AND CHAIRMAN

Treasury Building

Lower Grand Canal Street

Dublin D02 XN96

Ireland

September 17, 2015

Dear Perrigo Shareholder,

You recently received a request from Mylan N.V. (“Mylan”) to tender your shares of Perrigo Company plc (“Perrigo”) to Mylan in support of its unsolicited offer to acquire Perrigo. On behalf of the Perrigo Board of Directors, I strongly urge you to protect your investment in Perrigo and NOT tender your shares into Mylan’s inadequate offer.

Our Board of Directors has repeatedly rejected Mylan’s offer because it substantially undervalues our Company and does not adequately compensate shareholders for our exceptional standalone growth prospects. Our standalone strategy has rewarded Perrigo shareholders with a Total Shareholder Return of over 970% since 2007, which we have achieved through a balanced contribution of organic and inorganic growth. In that time period we have successfully integrated 27 acquisitions with trailing 12-month net sales of more than $3.2 billion, all while maintaining our relentless focus on return on invested capital. Simply stated, Perrigo has an outstanding track record of value creation and our future is bright.

Mylan’s offer not only fails to reflect Perrigo’s outstanding track record of value creation, it also undervalues our compelling prospects for continued growth and sustainable, long-term shareholder value through the execution of our ‘Base Plus Plus Plus’ strategy:

•	Base: We expect our durable global base business, with consumer-facing products comprising approximately 75% of net sales, coupled with $1 billion in new product launches over the next three years (not including additional launches from the Branded Consumer Healthcare segment), to realize an organic net sales compound annual growth rate (“CAGR”) goal of 5-10%;

•	Base: We continue to build upon our recently acquired pan-European branded consumer healthcare platform and have completed three acquisitions in the past four months that were each immediately accretive to earnings per share (“EPS”), demonstrating our unique positioning to capitalize on the growing $30 billion European OTC market opportunity;

•	Plus: We expect significant upside from more than $29 billion in future prescription to over-the-counter (“OTC”) switches;

•	Plus: We expect substantial upside from attractive M&A opportunities as we remain fully committed to pursuing our deep pipeline of attractive global acquisition candidates; and

•	Plus: Additional upside from Tysabri® through an increasing royalty rate associated with potential new indications for additional treatments.

After consideration of Mylan’s offer, our Board of Directors unanimously concluded that the offer substantially undervalues the strength of Perrigo’s business, operations, and future growth opportunities. We are confident in our 5-10% three-year organic revenue CAGR goal, as executed historically, and we expect to meet our financial targets in the years to come, creating value for you well in excess of Mylan’s offer, and with less risk.

Mylan’s failure to account for Perrigo’s standalone growth prospects is not the only reason you should not tender your shares into Mylan’s inadequate offer. Rather than create value, Mylan’s financially unattractive offer would expose you, as a valued Perrigo shareholder, to:

•	A deal that, by Mylan’s own admission, is dilutive to Mylan’s adjusted EPS for at least three years even if Mylan’s synergy estimates are fully realized. Current Wall Street consensus forecasts estimate substantial double-digit dilution in year one;

•	An overly optimistic synergy target of at least $800 million, which we believe is challenging when factoring in the limited operational similarities between the two companies and Perrigo’s already lean business model. If these targets are missed, then the deal will become even more financially unattractive and further dilutive to adjusted EPS; and

•	A meager “premium” that does not come close to adequately compensating shareholders for the strength of Perrigo’s business and the risk of value destruction and is the lowest premium to unaffected price of any biopharmaceutical transaction of more than $5 billion since the start of 2012.

In addition, Mylan’s business model would create significant financial risks and uncertainties for Perrigo shareholders who tender into the offer. Approximately two-thirds of Mylan’s proposed consideration consists of Mylan stock, which we believe will face negative pressures going forward:

•	Mylan’s inferior 2016-2019 expected net sales growth profile of approximately 4% and historical average P/E multiple of 10.6x would be a significant drag on Perrigo’s superior expected organic net sales growth goal of 5-10% and historical three-year average P/E multiple of 20.2x;

•	Mylan has significant concentration risk — its largest individual product, EpiPen®, which accounted for approximately 13% of revenues in 2014 and is estimated to account for more than 20% of Mylan’s adjusted EPS, is expected to encounter generic competition in calendar 2015;

•	Approximately 20% of Mylan’s 2014 revenues were derived from its declining “Established Pharmaceuticals Division” assets — assets which generated a revenue CAGR of negative 9.4% between 2011 and 2014; and

•	Substantial shareholder overhang in Mylan’s stock from Abbott Laboratories (“Abbott”) and Teva Pharmaceutical Industries Ltd. (“Teva”), as well as a significant number of short-term, event-driven investors, who will likely seek to quickly liquidate their investment, placing meaningful downward pressure on Mylan’s equity price in the market.

Mylan would destroy even more shareholder value if it does not acquire 80% of Perrigo’s Ordinary Shares — a possibility that Mylan introduced when it reduced the threshold acceptance condition from 80% to 50%+. We believe that Mylan’s inability to reach the 80% threshold would have profound adverse consequences, including causing it to fall short of its own synergy promises, on a transaction that was already expected to be dilutive to Mylan adjusted EPS for at least three years.

Further, there would be adverse change of control consequences and risks under various commercial, debt and equity plans if Mylan succeeds in acquiring 50%+ of Perrigo — risks that Mylan has chosen to downplay or ignore.

Finally, Mylan’s pursuit of Perrigo “at all costs” highlights a number of extraordinarily troubling corporate governance values, which would further erode Perrigo’s premium valuation in the marketplace and should give investors pause before placing their trust in the Mylan Board and management team. Mylan has a track record of operating against the best interests of shareholders. It has already gone so far as to threaten to delist Perrigo shares if it gains control of Perrigo, despite having no stated business purpose and without even the pretense of deliberations by a future Perrigo board to consider Perrigo’s best interests. We believe this threat is a scare tactic, and shows how little regard Mylan has for being a steward for shareholder interests.

Mylan flaunted its “bullet proof” anti-takeover defenses in response to the recent offer by Teva to acquire Mylan, contributing to the destruction of approximately $14 billion in potential shareholder value creation and preventing shareholders from receiving a 48% acquisition premium. We believe that these anti-takeover measures and precedent of exceptionally shareholder-unfriendly behaviors speak volumes about the likelihood of Mylan shareholders ever realizing a takeover premium. By contrast, Perrigo is proud of its commitment to shareholder value creation and sound corporate governance; we are not opposed to any deal, just a bad deal.

The Perrigo Board unanimously believes that Mylan’s offer substantially undervalues the Company’s current cash flows, business and financial platforms and future growth opportunities. It presents clear risks and would result in value destruction for shareholders, including forcing them into a “corporate governance prison” with extreme anti-shareholder provisions. The Perrigo Board is not alone in its belief that this transaction would be detrimental to shareholders, and numerous third parties, including leading proxy advisors, sell-side analysts, and credit ratings agencies have questioned the economic logic of this transaction.

For all of these reasons, which are discussed in greater detail in this document, your Board strongly and unequivocally recommends that you take NO ACTION with regard to Mylan’s offer. We encourage shareholders to refer to Perrigo’s website for ongoing updates concerning Mylan’s offer at http://www.perrigo.com/StandaloneValue.

Take No Action

Morgan Stanley is acting as independent financial advisor to the Perrigo Board in relation to the offer for the purposes of Rule 3 of the Irish Takeover Rules.

The Perrigo Board, based on its own assessment and the advice of Morgan Stanley, believes that Mylan’s offer fundamentally undervalues Perrigo. In providing advice to the Perrigo Board, Morgan Stanley has taken into account the commercial assessments of the Perrigo Board.

Accordingly, the Perrigo Board unanimously, and without reservation, recommends that you JUST SAY NO by taking no action. You should not sign any document or form of acceptance which Mylan or its advisors send to you. The members of the Perrigo Board do not intend to accept Mylan’s offer in respect of their own beneficial shareholdings.

Yours sincerely,

Joseph C. Papa
President, Chief Executive Officer and Chairman

The full text of Perrigo’s 14D-9 filing is available on the SEC’s website, www.sec.gov, and in the “Investor Relations” section of the Company’s website at www.perrigo.com.

Conference Call

Perrigo will host a conference call and live webcast today, September 17, at 8:00 a.m. (ET) to discuss the Board’s recommendation to shareholders NOT to tender shares to Mylan. Interested parties can access the webcast in the “Investor Relations” section of the Company’s website at http://perrigo.investorroom.com/events-webcasts or by phone at 877-248-9413, International 973-582-2737, and reference ID# 43573930. A taped replay of the call will be available at http://perrigo.investorroom.com/events-webcasts#past:2015:9.

Irish Takeover Rules

The directors of Perrigo accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Perrigo (who have taken all reasonable care to ensure such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

A person interested in 1% or more of any class of relevant securities of Perrigo or Mylan may have disclosure obligations under Rule 8.3 of the Irish Takeover Panel Act, 1997, Takeover Rules, 2013 (“Irish Takeover Rules”).

A disclosure table, giving details of the companies in whose “relevant securities” “dealings” should be disclosed can be found on the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie. “Interests in securities” arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an “interest” by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities. Terms in quotation marks are defined in the Irish Takeover Rules, which can be found on the Irish Takeover Panel’s website.

If you are in any doubt as to whether you are required to disclose a “dealing” under Rule 8, please consult the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie or contact the Irish Takeover Panel on telephone number +353 1 678 9020; fax number +353 1 678 9289.

Important Information

Morgan Stanley & Co. LLC acting through its affiliate, Morgan Stanley & Co. International plc, is financial advisor to Perrigo and no one else in connection with the matters referred to in this announcement. In connection with such matters, Morgan Stanley & Co. LLC, Morgan Stanley & Co. International plc, each of their affiliates and each of their and their affiliates’ respective directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to any other person other than Perrigo for providing the protections afforded to their clients or for providing advice in connection with the contents of this announcement or any other matter referred to herein.

Forward-Looking Statements

Certain statements in this press release are forward-looking statements. These statements relate to future events or the Company’s future financial performance and involve known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of the Company or its industry to be materially different from those expressed or implied by any forward-looking statements. In some cases, forward-looking statements can be identified by terminology such as “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential” or other comparable terminology. The Company has based these forward-looking statements on its current expectations, assumptions, estimates and projections. While the Company believes these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond the Company’s control, including future actions that may be taken by Mylan in furtherance of its unsolicited proposal. These and other important factors, including those discussed under “Risk Factors” in the Perrigo Company’s Form 10-K for the year ended June 27, 2015, as well as the Company’s subsequent filings with the SEC, may cause actual results, performance or achievements to differ materially from those expressed or implied by these forward-looking statements. The forward-looking statements in this press release are made only as of the date hereof, and unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. In response to the exchange offer commenced by Mylan N.V., Perrigo has filed a solicitation/recommendation statement on Schedule 14D-9 with the Securities and Exchange Commission (“SEC”). Security holders are urged to read the solicitation/recommendation statement and other relevant materials if and when they become available because they will contain important information. The solicitation/recommendation statement and other SEC filings made by Perrigo may be obtained (when available) without charge at the SEC’s website at www.sec.gov and at the investor relations section of the Perrigo website at perrigo.investorroom.com. Shareholders may also obtain copies of the information by contacting Mackenzie Partners, Inc. at 212-929-5500 or 800-322-2885 Toll-Free in North America or by email at PRGO@mackenziepartners.com.

About Perrigo

Perrigo Company plc, a top five global over-the-counter (OTC) consumer goods and pharmaceutical company, offers consumers and customers high quality products at affordable prices. From its beginnings in 1887 as a packager of generic home remedies, Perrigo, headquartered in Ireland, has grown to become the world’s largest manufacturer of OTC products and supplier of infant formulas for the store brand market. The Company is also a leading provider of generic extended topical prescription products and receives royalties from Multiple Sclerosis drug Tysabri®. Perrigo provides “Quality Affordable Healthcare Products®” across a wide variety of product categories and geographies primarily in North America, Europe, and Australia, as well as other key markets including Israel and China.

A copy of this announcement will be available on Perrigo’s website at www.perrigo.com.

For further information:

Arthur J. Shannon, Vice President, Investor Relations and Global Communications, (269) 686-1709, ajshannon@perrigo.com

Bradley Joseph, Director, Investor Relations and Global Communications, (269) 686-3373, bradley.joseph@perrigo.com